Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Income available to common stockholders	$2,051	2,348	$6,517	5,143

Weighted average common shares outstanding	15,610	11,295	15,329	11,287

Basic earnings per share	$0.13	0.21	$0.43	0.46

Income for diluted earnings per share	$2,051	2,348	$6,517	5,143

Total weighted average common shares and equivalents outstanding for diluted computation(1)	15,748	11,405	15,465	11,383

Diluted earnings per share	$0.13	0.21	$0.42	0.45

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(1) All related to outstanding stock options.